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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                         For the month of December 2005



                              AETERNA ZENTARIS INC.
                        --------------------------------


                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F           Form 40-F   X
                                -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes                 No   X
                                -----               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                                 DOCUMENTS INDEX
                                 ---------------




Documents Description
---------------------


-------------------------------------------------------------------------------
1.     Press release dated December 8, 2005 - AEterna Zentaris
       subsidiary, Atrium Biotechnologies, acquires Douglas Laboratories in the U.S.
-------------------------------------------------------------------------------

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                                                           AETERNA ZENTARIS LOGO




AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com





                                                           PRESS RELEASE
                                                           For immediate release



AETERNA ZENTARIS SUBSIDIARY, ATRIUM BIOTECHNOLOGIES, ACQUIRES DOUGLAS LABORATORIES IN THE U.S.

ALL AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE MENTIONED

QUEBEC (CANADA), DECEMBER 8, 2005 - AEterna Zentaris Inc. (TSX: AEZ, NASDAQ:AEZS) is pleased to announce that its subsidiary, Atrium Biotechnologies Inc. ("Atrium" TSX: ATB.sv), has acquired, effective today, Pittsburgh-based HVL Inc. ("Douglas") whose main brand is Douglas Laboratories. Douglas has been marketing health and nutritional products through healthcare practitioners for over 50 years and has current annual revenues of approximately $80 million. By acquiring Douglas, Atrium now positions itself as the leader in this sector throughout the United States. The transaction is immediately accretive to Atrium, enabling it to increase its adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) from approximately $31 million to about $48 million on a PRO FORMA basis and therefore also increasing its earnings per share by more than 50%, before synergies. Following the transaction, Atrium's PRO FORMA revenues will exceed $315 million.

Under the agreement, Atrium will acquire Douglas for the total amount of $107 million ($US 92 million), which represents approximately 6.4 times the adjusted EBITDA generated by Douglas. Approximately $97 million will be paid in cash while the remainder, approximately $10 million, will be paid in Atrium subordinate voting shares issued to certain Douglas management shareholders at a price of $10.95 per share. The cash portion will come from Atrium's cash on hand and its newly re-negotiated credit facility that can be increased to $200 million, under certain conditions.

"This significant acquisition represents Atrium's commitment to its aggressive corporate development strategy as well as immediately increases its EBITDA, net earnings and net earnings per share," stated Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris.

Atrium Biotechnologies has issued a detailed press release on this transaction which is available on its Website at www.atrium-bio.com and also on SEDAR.
                                     ------------------

CONFERENCE CALL ON THE ACQUISITION

Atrium will hold a conference call and webcast that will include a slide presentation to discuss the Douglas acquisition today at 10:30 a.m. Eastern time. Participants may access the call by

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using the following numbers: 416-640-4127, 514-807-8791 or 800-814-4859. The live webcast including the slide presentation is also available via Atrium's website at www.atrium-bio.com in the "Investors" section. A replay of the call
           ------------------
and webcast will be available for a period of 30 days on Atrium's' web site.

ABOUT ATRIUM

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 35 countries, primarily in North America, Europe and Asia. Additional information about Atrium is available on its Web site at www.atrium-bio.com.
                                                         ------------------

ABOUT HVL / DOUGLAS

Founded in 1955, Douglas directly markets some 960 products to approximately 10,000 healthcare practitioners, such as physicians, chiropractors and osteopaths. The Company also sells supplements via distributors that work with health professionals. Douglas, which has approximately 250 employees, markets its products under various well-known brand names, including Douglas Laboratories, Advanced Medical Nutrition Incorporated (AMNI), Health Yourself and Intelligent Health. In addition to manufacturing and marketing its own exclusive brand name supplements, which make up the majority of its business, Douglas also designs and manufactures products for others in the industry. It has a 150,000 square-foot plant in Pittsburgh regrouping production facilities, warehouse facilities, laboratories and its head office.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 48.5% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.9 % of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------


                                      2
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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     -30-


CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420
jenene.thomas@aeternazentaris.com
---------------------------------

                                      3
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                                    SIGNATURE
                                    ---------


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AETERNA ZENTARIS INC.


Date: December 8, 2005                By: /s/ Mario Paradis
----------------------                    -------------------------------------
                                          Mario Paradis
                                          Senior Finance Director and Corporate
                                          Secretary